Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 4 DATED JULY 14, 2011
TO THE PROSPECTUS DATED APRIL 29, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2011 relating to our offering of 330,000,000 shares of our common stock as supplemented by Supplement No. 3 dated June 23, 2011. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;

•	our acquisitions of Philadelphia SNF Portfolio located in Philadelphia, Pennsylvania and Maxfield Medical Office Building located in Sarasota, Florida;

•	our entry into a loan agreement with KeyBank National Association;

•	an update to the “Management of Our Company – Directors and Executive Officers” section of our prospectus; and

•	an update to the “Federal Income Tax Considerations” section of our prospectus.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of July 8, 2011, we had received and accepted subscriptions in our offering for 29,915,310 shares of our common stock, or approximately $298,528,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of July 8, 2011, 270,084,690 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, unless extended by our board of directors as permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisitions

The following information should be read in conjunction with and supplements the discussion contained in the “Prospectus Summary – Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria – Real Estate Acquisitions” section beginning on page 93 of the prospectus:

Acquired Properties

As of July 14, 2011, we had made 23 acquisitions, comprising an aggregate of 1,902,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $418,685,000, in various states. Acquisitions made between June 23, 2011 and July 14, 2011 are listed below:

	Ownership		GLA		Purchase	Contract Purchase			Interest		Maturity	Property		Capitalization
Property Name	Interest	Type of Property	(Sq Ft)	Occupancy	Date	Price	Mortgage Debt		Rate		Date	Taxes (1)		Rate (2)	Location

Philadelphia SNF Portfolio	100%	Healthcare- Related Facility	392,000	100%	06/30/11	$75,000,000	$–		–%		–	$–	(3)	10.02%	Philadelphia, PA

Maxfield Medical Office Building	100%	Medical Office	41,000	91%	07/11/11	$7,200,000	$5,119,000	(4)	5.17	% (4)	02/28/15	$92,000		8.35%	Sarasota, FL

(1)	Represents the real estate taxes on the property for 2010.

(2)	The estimated capitalization rates are based on each property’s net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property’s net income, we generally estimate each property’s expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property’s age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property’s occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.

(3)	For 2010, the Philadelphia SNF Portfolio did not pay real estate taxes due to the non-profit status of the owner during that period.

(4)	Represents the mortgage loan balance and interest rate as of July 14, 2011.

We will pay Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, an affiliated entity, 4.0% of the gross monthly cash receipts derived from the operations of Maxfield Medical Office Building and we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Philadelphia SNF Portfolio. See the “Description of the Philadelphia SNF Portfolio” section of this supplement to our prospectus for more information regarding this property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Acquisition of Philadelphia SNF Portfolio

On June 30, 2011, we acquired five separate skilled nursing facilities located in Philadelphia, Pennsylvania, or the Philadelphia SNF Portfolio, for an aggregate purchase price of $75,000,000, plus closing costs, from unaffiliated third parties.

Financing and Fees

We financed a portion of the aggregate purchase price of the Philadelphia SNF Portfolio from borrowings under a secured revolving line of credit with KeyBank National Association, or KeyBank, in the amount of $52,870,000. See the “Entry into Loan Agreements – Entry into Loan Agreement with KeyBank National Association” section of this supplement to our prospectus for a discussion of this line of credit from KeyBank. In addition, we financed the purchase of the Philadelphia SNF Portfolio using $22,000,000 in borrowings under our secured revolving line of credit with Bank of America, N.A., or our Bank of America Line of Credit, and the remaining balance using proceeds from our offering. See the “Investment Objectives, Strategy and Criteria – Our Strategies and Policies with Respect to Borrowing – Entry into Loan Agreement with Bank of America, N.A.” section of our prospectus and the “Entry into Amendment to Our Loan Agreement and Loan Agreements – Entry into Amendment to Loan Agreement with Bank of America, N.A.” section of Supplement No. 3 to our prospectus for a discussion of our Bank of America Line of Credit. In connection with the acquisition, we paid an acquisition fee of approximately $2,063,000, or 2.75% of the aggregate purchase price of the Philadelphia SNF Portfolio, to Grubb & Ellis Equity Advisors, LLC.

Description of the Philadelphia SNF Portfolio

The Philadelphia SNF Portfolio consists of five separate skilled nursing facilities: (i) Care Pavilion Skilled Nursing Facility is a three and four-story facility, which was built in 1975 with an addition completed in 1981; (ii) Cheltenham Skilled Nursing Facility is a three-story facility, which was originally constructed in 1900 with additions completed in 1978 and 1985; (iii) Cliveden Skilled Nursing Facility is a three-story facility constructed in 1977, which had additional renovations completed in 1999; (iv) Maplewood Manor Skilled Nursing Facility is a four-story facility constructed in 1975; and (v) Tucker House Skilled Nursing Facility is a four-story facility built in 1978. The Philadelphia SNF Portfolio totals approximately 392,000 square feet of GLA and 1,196 beds. The facilities are located throughout the city of Philadelphia, Pennsylvania. The Philadelphia SNF Portfolio is 100% leased to one tenant, PA Holdings-SNF, L.P., which is an affiliate of the operator, Mid-Atlantic Health Care, LLC, which provides skilled nursing services at each of the five facilities. The five facilities of the Philadelphia SNF Portfolio are leased under a master lease with the sole tenant, which is a 15-year absolute net lease that expires in June 2026.

The following table shows, as of July 2011, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the Philadelphia SNF Portfolio:

	Effective Annual
	Rental Rate Per
Tenant	Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of the Businesses

PA Holdings-SNF, L.P.	$19.19	392,000	June 2026	2 Five-Year Terms followed by	Skilled Nursing Facility
				1 Four-Year and 11 Months Term
				followed by 1 Five-Year Term

Mid-Atlantic Health Care, LLC owns and operates six skilled nursing facilities and manages a seventh facility located in the states of Maryland and Delaware. Mid-Atlantic Health Care, LLC commenced operations in 2003 and is viewed as a leader in innovative post-hospital services throughout the region. The Philadelphia SNF Portfolio faces competition from a variety of skilled nursing, rehabilitation centers and other medical facilities in Philadelphia and the surrounding areas.

We believe that the Philadelphia SNF Portfolio is suitable for its intended purpose and adequately covered by insurance. Pursuant to the terms of our master lease with the tenant, we may pay our tenant up to $2,500,000 for certain tenant improvements completed at the Philadelphia SNF Portfolio by the tenant within the first two years of its lease term, subject to meeting certain conditions, such as specified rent coverage ratios. We will fund such payments for tenant improvements with cash on hand. For federal income tax purposes, we estimate that the depreciable basis in the Philadelphia SNF Portfolio will be approximately $72,274,000. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively.

The Philadelphia SNF Portfolio was acquired from an owner/operator that occupied 100% of the five skilled nursing facilities comprising the facilities for the last five years; therefore, no rent was paid during this period.

Acquisition of Maxfield Medical Office Building

On July 11, 2011, we acquired a medical office building located in Sarasota, Florida, or the Maxfield Medical Office Building, for an aggregate purchase price of $7,200,000, plus closing costs, from an unaffiliated third party. Maxfield Medical Office Building is a three-story, multi-tenant medical office building that was built in 2001 and is located on the campus of Doctor’s Hospital of Sarasota. We financed a portion of the aggregate purchase price of the Maxfield Medical Office Building through the assumption of an existing loan with Genworth Life and Annuity Insurance Company with an outstanding principal balance of $5,119,000 and the remaining amount from proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of approximately $198,000, or 2.75% of the aggregate purchase price of the Maxfield Medical Office Building, to Grubb & Ellis Equity Advisors, LLC. As of July 14, 2011, none of the tenants at Maxfield Medical Office Building accounted for 10.0% or more of the GLA of our property portfolio.

The following table sets forth the lease expirations of Maxfield Medical Office Building for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases as of July 14, 2011.

	No. of	Total Square
	Leases	Feet of Expiring	Gross Annual Rent	% of Gross Annual
Year	Expiring	Leases	of Expiring Leases	Rent Represented

2011	—	—	$—	—%
2012	—	—	—	—
2013	—	—	—	—
2014	2	9,000	182,000	23.6
2015	1	3,000	30,000	3.9
2016	—	—	—	—
2017	1	7,000	132,000	17.1
2018	—	—	—	—
2019	—	—	—	—
2020	2	19,000	427,000	55.4
Thereafter	—	—	—	—

	6	38,000	$771,000	100%

Entry into Loan Agreements

The following information should be read in conjunction with the disclosure contained in the “Investment Objectives, Strategy and Criteria – Our Strategies and Policies with Respect to Borrowing” section beginning on page 83 of the prospectus:

Entry into Loan Agreement with KeyBank National Association

On June 30, 2011, we, through our operating partnership, the indirect subsidiaries of our wholly owned subsidiary, G&E HC REIT II Philadelphia SNF Portfolio Holdings, LLC, as listed above, G&E HC REIT II Charlottesville SNF, LLC, G&E HC REIT II Fincastle SNF, LLC, G&E HC REIT II Hot Springs SNF, LLC, and G&E HC REIT II Midlothian SNF, LLC, subsidiaries of our wholly owned subsidiary, G&E HC REIT II Virginia SNF Portfolio Holdings, LLC, and G&E HC REIT II Yuma SNF, LLC, our wholly owned subsidiary, entered into a loan agreement with KeyBank to obtain a secured revolving credit facility with an aggregate maximum principal amount of $71,500,000, or the KeyBank Line of Credit. The KeyBank Line of Credit is evidenced by a promissory note in the principal amount of $71,500,000, a credit agreement, an environmental indemnity agreement, a letter fee agreement, two separate guaranty agreements and is secured by 10 separate deeds of trust, or collectively, the KeyBank Loan Agreement. We initially secured the KeyBank Line of Credit with 10 of our properties, including four facilities from our previously acquired Virginia Skilled Nursing Facility Portfolio, located in several cities throughout Virginia, or the Virginia SNF properties, our previously acquired Yuma Skilled Nursing Facility, located in Yuma, Arizona, or the Yuma property, and the five facilities comprising the Philadelphia SNF Portfolio, which are collectively referred to as the Borrowing Base Properties. The proceeds from loans made under the KeyBank Line of Credit may be used to acquire, finance or refinance eligible properties or for other incidental purposes as approved by KeyBank. The initial term of the KeyBank Loan Agreement is 36 months from the closing date, maturing on June 30, 2014, which may be extended by one 12-month period subject to satisfaction of certain conditions, including payment of an extension fee.

During the initial and the extended term of the KeyBank Loan Agreement, any loan made under the KeyBank Loan Agreement shall bear interest at a per annum rate depending on the type of loan being provided for under the KeyBank Loan Agreement. As a result, the interest rates shall be as follows: (i) for loans designated as “LIBOR Loans,” as defined in the KeyBank Loan Agreement, the interest rate shall be based on the London Interbank Offered Rate, or LIBOR, as defined in the KeyBank Loan Agreement, plus 3.50%; (ii) for loans designated as “Prime Rate Loans,” as defined in the KeyBank Loan Agreement, the interest rate shall be equal to a fluctuating interest rate per annum equal to the rate of interest established by KeyBank as its “Prime Rate,” plus 0.75% per annum; and (iii) for loans designated as “Base Rate Loans,” as defined in the KeyBank Loan Agreement, the interest rate shall be equal to a fluctuating interest rate equal to 3.50% per annum plus the greater of: (a) a rate of interest established by KeyBank as its “Prime Rate;” (b) the Federal Funds Rate plus 0.50% per annum; or (c) the interest rate then in effect for LIBOR Loans, plus 1.00% per annum. In addition to interest, we are required to pay a fee on the unused portion of the KeyBank Line of Credit at a per annum rate equal to 0.50%, which shall be waived by KeyBank for any quarter where our average aggregate usage of the KeyBank Line of Credit is 65.0% or greater of the total aggregate maximum principal amount available to us under the KeyBank Line of Credit. For all amounts due under the KeyBank Loan Agreement which are not paid within 10 days after such amount was due, we shall pay a late charge equal to the greater of 4.0% of such unpaid amount or $50.00. In the event of a default, we shall be required to pay a default interest rate equal to the interest rate then in effect based on the type of loan, plus 3.00% per annum.

The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Loan Agreement. In addition, the KeyBank Line of Credit can be increased by an amount up to $28,500,000 upon meeting certain conditions as provided for in the KeyBank Loan Agreement, including the addition of properties to the collateral pool to secure the KeyBank Line of Credit and the payment of a fee to KeyBank in an amount equal to 1.50% of proceeds raised in excess of $71,500,000. Additional financial institutions may become lenders under the KeyBank Loan Agreement. The obligations of our operating partnership and the Borrowing Base Properties with respect to the KeyBank Loan Agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the KeyBank Loan Agreement and all terms, conditions and covenants of the KeyBank Loan Agreement, as further discussed below. In addition, our operating partnership has pledged a security interest in the Borrowing Base Properties that serve as collateral for the KeyBank Line of Credit pursuant to the terms of the KeyBank Loan Agreement.

Furthermore, KeyBank shall have the exclusive right of first refusal and right of first offer to arrange for on our behalf or otherwise provide any permanent loan regarding any Borrowing Base Properties (past or present) or other real estate assets owned by us, in an aggregate amount of not less than $50,000,000, or the threshold amount. As a result, if the KeyBank Loan Agreement is terminated, whether by our voluntary election, default or as otherwise provided for by the KeyBank Loan Agreement, or the termination date, we shall pay to KeyBank an exit fee equal to 2.0% of the difference between the threshold amount minus the aggregate original principal amount of all loans provided or arranged by KeyBank; provided, that if KeyBank arranges any such loan that is funded within the period of one year after the termination date, then we shall receive a refund of that portion of such exit fee previously paid in the amount equal to the amount by which such exit fee would have been reduced if such loan had been in place on or before the termination date.

The KeyBank Loan Agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by our operating partnership and its subsidiaries that own properties that serve as collateral for the KeyBank Line of Credit. The KeyBank Loan Agreement also imposes the following financial covenants, which are specifically defined in the KeyBank Loan Agreement, on us, our operating partnership and the Borrowing Base Properties, as applicable: (a) a maximum consolidated total leverage ratio of less than 0.60 to 1.00; (b) a minimum debt service coverage ratio of 1.45 to 1.00; (c) a minimum consolidated net worth covenant of $85,486,000, plus 85% of all net issuance proceeds as defined pursuant to the KeyBank Loan Agreement; (d) a minimum rent coverage ratio for the Borrowing Base Properties of 1.10 to 1.00 for the fiscal quarters ending June 30, 2011 and September 30, 2011, which increases by 0.05 each fiscal quarter until December 31, 2012, whereby the ratio will be 1.35 to 1.00 for each fiscal quarter thereafter. In addition, the KeyBank Loan Agreement includes events of default that are customary for credit facilities and transactions of this type. In the event of default,

KeyBank has the right to assert its remedies and terminate its obligations under the KeyBank Loan Agreement, including the termination of funding of future loans, acceleration of payment on any unpaid principal amount of all outstanding loans and interest thereon and foreclosure on the properties securing the KeyBank Line of Credit, or any other properties that are added to the collateral pool. In connection with obtaining the KeyBank Line of Credit, we paid an underwriting fee to KeyBank.

Based on the value of the Borrowing Base Properties securing the KeyBank Line of Credit, the aggregate borrowing capacity is $71,139,000 as of June 30, 2011. On June 30, 2011, we borrowed $71,139,000 under the KeyBank Line of Credit, $17,039,000 of which was used to pay off existing debt on G&E HC REIT II Midlothian SNF, LLC and G&E HC REIT II Charlottesville SNF, LLC (see the “Our Strategies and Policies With Respect to Borrowing – Entry into Loan Agreement with KeyBank National Association” section of our prospectus for a discussion of these loans), $52,870,000 of which was used to purchase the Philadelphia SNF Portfolio (see the “Acquisitions – Acquisition of Philadelphia SNF Portfolio” section of this supplement to our prospectus for a discussion of the Philadelphia SNF Portfolio) and the remainder to pay fees and costs associated with the closing of the KeyBank Line of Credit.

Management of Our Company

The following information should be read in conjunction with the discussion contained in the “Management of Our Company – Directors and Executive Officers” section beginning on page 110 of the prospectus:

Effective as of June 27, 2011, Danny Prosky, our President and Chief Operating Officer and the President and Chief Operating Officer of our advisor, Grubb & Ellis Healthcare REIT II Advisor, LLC, was appointed as the Executive Vice President and Secretary of GEEA Property Management.

Federal Tax Income Considerations

The following information should be read as a new subsection of the “Federal Income Tax Considerations” section beginning on page 142 of our prospectus:

Customer Reporting Requirements for Brokers

The Energy Improvement and Extension Act of 2008, or the Act, imposed new customer reporting requirements on certain financial intermediaries, or brokers. The Act now requires every broker that is required to file an information return reporting the gross proceeds of a “covered security” with the Internal Revenue Service, or the IRS, to include in the information return the stockholder’s adjusted basis in the security, and whether any gain or loss with respect to the security is short-term or long-term within the meaning of Section 1222 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Under Section 6045(g)(3) of the Internal Revenue Code, a “covered security” generally includes any share of stock in a corporation that was acquired on or after January 1, 2011, or January 1, 2012 for stock issued pursuant to a qualified distribution reinvestment plan. We have determined that shares of our common stock that were acquired on or after January 1, 2011, and shares issued pursuant to our DRIP on or after January 1, 2012, are covered securities under the Act. Thus, stockholders who sell, redeem or otherwise liquidate shares that were purchased on or after January 1, 2011, or shares that were issued pursuant to our DRIP on or after January 1, 2012, will receive an information return reporting the gross proceeds from the sale, the adjusted basis of the shares sold, and whether any gain or loss is short-term or long-term within the meaning of Section 1222 of the Internal Revenue Code. We are required to furnish this statement to stockholders by February 15 of the year following the calendar year in which the covered securities were sold. This information will also be reported to the IRS.

When determining the adjusted basis of the shares liquidated, Section 6045(g)(2)(B) of the Internal Revenue Code requires us to use the first-in, first-out method for stock acquired on or after January 1, 2011 other than for stock issued pursuant to our DRIP. When using the first-in, first-out method, we are required to identify the shares liquidated in the order that they were acquired. However, as an alternative to the first-in, first-out method, a stockholder may make an “adequate identification” of the shares at or before the time of the liquidation request. Please consult your tax advisor for acceptable methods of making an adequate identification of shares.

With respect to stock issued pursuant to our DRIP on or after January 1, 2012, Section 6045(g)(2)(B) of the Internal Revenue Code requires us to use our default method, which may be the first-in, first-out method described above or the average basis method. When using the average basis method, the adjusted basis of each share issued pursuant to our DRIP would be equal to the average acquisition cost of all shares issued pursuant to our DRIP held in the account at the time of the liquidation request. Currently, our default method is the first-in, first-out basis method. Therefore, we will use the first-in, first-out method described above to identify the shares liquidated unless, at or before the time of the liquidation request, (a) a stockholder informs us that they wish to make an adequate identification of the shares or (b) a stockholder informs us that they wish to use the average basis method. Please consult your tax advisor if you wish to make an adequate identification of shares or use the average basis method.